File No. 70-9541


                            UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



Application of Northeast Utilities,          )
The Connecticut Light and Power Company,     )
Public Service Company of New Hampshire,     )
Western Massachusetts Electric Company,      )
North Atlantic Energy Corporation,           )
NU Enterprises, Inc.,                        ) CERTIFICATE PURSUANT TO RULE 24
Northeast Generation Company,                ) UNDER THE PUBLIC UTILITY HOLDING
Northeast Generation Services Company,       ) COMPANY ACT OF 1935
Select Energy, Inc.,                         )
Select Energy Services, Inc.,                )
Select Energy Contracting, Inc.,             )
Reeds Ferry Supply Co., Inc.,                )
on Form U-1

     Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Northeast Utilities ("NU"), a registered holding company, hereby files this quarterly report as required by the Securities and Exchange Commission's order authorizing the payment of dividends out of capital or unearned surplus and/or the repurchase of capital stock. (HCAR No. 35-27147, March 7, 2000, File No. 70-9541) ("Order").

     For the quarter ended March 31, 2004, the following information is reported pursuant to the Order:

1) A total capitalization calculation to include a breakdown of the common stock equity account and by percentage for each equity and debt category for the period ending for each Applicant that indicates the amount, if any, of dividends paid to NU and/or the amount of repurchased stock from NU during the quarter; total capitalization is to include all short-term debt and current maturities.

      The Connecticut Light and Power Company (CL&P)

      -------------------------------------------------------------------------
                                                       As of March 31, 2004
      -------------------------------------------------------------------------
                                                   (Thousands of
                                                   -------------
                                                      Dollars)          %
                                                      --------         ---
      Common shareholders' equity:
       Common shares                              $   60,352           2.1%
       Capital surplus, paid in                      331,238          11.3
       Retained earnings                             326,248          11.2
                                                  ----------         -----
       Total common shareholders' equity             717,838          24.6
      Preferred stock                                116,200           4.0
      Long-term and short-term debt                  991,169          34.0
      Rate reduction bonds                         1,090,277          37.4
                                                  ----------         -----
                                                  $2,915,484         100.0%
                                                  ==========         =====

      A common dividend of $11,768,649.75 was declared on March 17, 2004, and was paid to NU on March 31, 2004.

      Public Service Company of New Hampshire (PSNH)

      -------------------------------------------------------------------------
                                                       As of March 31, 2004
      -------------------------------------------------------------------------
                                                   (Thousands of
                                                   -------------
                                                      Dollars)          %
                                                      --------         ---

      Common shareholders' equity:
       Common shares                              $     -               -  %
       Capital surplus, paid in                      156,415          12.1
       Retained earnings                             229,520          17.8
                                                  ----------         -----
       Total common shareholders' equity             385,935          29.9
      Long-term and short-term debt                  442,285          34.3
      Rate reduction bonds                           461,974          35.8
                                                  ----------         -----
                                                  $1,290,194         100.0%
                                                  ==========         =====

      A common dividend of $6,062,001.54 was declared on March 17, 2004, and was paid to NU on March 31, 2004.

      Western Massachusetts Electric Company (WMECO)

      -------------------------------------------------------------------------
                                                       As of March 31, 2004
      -------------------------------------------------------------------------
                                                   (Thousands of
                                                   -------------
                                                      Dollars)          %
                                                      --------         ---

      Common shareholders' equity:
       Common shares                                 $ 10,866          2.3%
       Capital surplus, paid in                        75,944         15.8
       Retained earnings                               73,602         15.3
                                                     --------         ----
       Total common shareholders' equity              160,412         33.4
      Long-term and short-term debt                   189,726         39.5
      Rate reduction bonds                            130,248         27.1
                                                     --------        -----
                                                     $480,386        100.0%
                                                     ========        =====

      A common dividend of $1,621,255.69 was declared on March 17, 2004, and was paid to NU on March 31, 2004.

      There were no other dividends paid to NU and/or repurchased stock from NU for the other applicants during this quarter.

2) The current senior debt rating of each Applicant to include a representation that the rating is at or above investment grade.

      As of March 31, 2004, the senior secured (or, in the case of WMECO, senior unsecured) debt ratings issued by Standard and Poor's Corporation of CL&P, PSNH and WMECO are A-, BBB+ and BBB+, respectively. Each company represents that such ratings are "investment grade" ratings. NAEC does not presently have debt ratings of any kind.

3) The amount of cash-on-hand both during the quarter and as of the end of each quarter for CL&P, PSNH, WMECO and NAEC to include a representation as to whether internal cash funds available during the quarter were sufficient to fund each company's normal business operations or had to be supplemented with borrowings from working capital facilities.

      NU represents that during the quarter ended March 31, 2004, internal cash funds available during the quarter, confirmed with financing activities set forth below, were sufficient to fund each company's normal business operations.


                     Net cash       Net cash        Net cash
                      flows           Flows          flows
          Cash     provided by/    (used in)/      (used in)/
        beginning   (used in)      provided by    provided by     Cash end
        of period   operating       investing      financing      of period
        01/1/2004   activities     activities      activities    03/31/2004
        ---------   ----------     ----------      ----------    ----------
                               (Thousands of Dollars)

CL&P      $5,814      $48,467       $(11,449)       $(42,831)      $      1
PSNH       2,737       68,912        (39,216)         26,368          6,065
WMECO          1       14,136        (16,294)          2,158              1
NAEC        -            (256)           343            -                87






                             SIGNATURE


      Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned companies have duly caused this certificate to be signed on their behalf by the undersigned thereunto duly authorized.

NORTHEAST UTILITIES



/s/ John P. Stack
    ------------------------------------------
    Vice President - Accounting and Controller
    Northeast Utilities
    P.O. Box 270
    Hartford, CT 06141-0270
    May 27, 2004